MONSANTO COMPANY 800 North Lindbergh Blvd St. Louis, Missouri 63167
http://www.monsanto.com

March 13, 2013

VIA EDGAR, FACSIMILE AND FEDEX

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
(202) 772-9202 (Fax)
Attention:             Linda Cvrkel
Effie Simpson
Jean Yu

Re:	Monsanto Company
Form 10-K for the fiscal year ended August 31, 2012
Filed October 19, 2012
File No. 001-16167

Ladies and Gentlemen:

Reference is made to the Staff’s letter, dated March 4, 2013, setting forth an additional comment from our response dated February 15, 2013 to the Staff’s letter dated February 5, 2013 to the Annual Report on Form 10-K for the fiscal year ended August 31, 2012 (the “Form 10-K”) by Monsanto Company (“Monsanto” or the “company”).  Set forth below is the Staff’s comment, indicated in bold, and the company’s response.  The company plans to incorporate changes to its filings prompted by the Staff’s comment on a going forward basis in future filings, as outlined in the response below.  We understand that the purpose of the Staff’s review is to assist the company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings.  As such, we understand that the Staff may have further comments based on our response.

United States Securities and Exchange Commission
Division of Corporation Finance
March 13, 2013

COMMENT

Form 10-K for Fiscal Year Ended August 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 21

1.
We note your response and revised disclosure to our prior comment two and three; however, in addition to discussing the reasons for the change (or lack thereof), we believe you should also quantify the reasons for the change, particularly when more than one factor is attributed to the change. For example, you state in your proposed disclosure that the increase in costs of goods sold for the seeds and genomics segment “was primarily the result of increased volume in corn seed and traits and soy seed and traits. Also contributing to this increase were higher field costs, driven by inflation and commodity prices.” However, no amounts have been provided to place the relative contribution of each factor in proper context. In this regard, please revise to separately quantify each significant factor contributing to the change for each of the line items (e.g. costs of sales) discussed within the results of operations section.

Response.  In our future Form 10-K and 10-Q filings, beginning with our second quarter fiscal year 2013 filing, we will quantify the significant reasons for the change in costs of goods sold. Our future disclosure will provide a table with the percentage change in cost of goods sold between periods and will be presented in a similar format to the current net sales percentage change table. The captions will be updated to reflect the cost of goods sold key drivers within our segments.

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United States Securities and Exchange Commission
Division of Corporation Finance
March 13, 2013

We hereby acknowledge that:

(i) the company is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me ((314) 694-9791) if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

/s/ NICOLE M. RINGENBERG
Nicole M. Ringenberg
Vice President and Controller
Monsanto Company

cc:	Pierre Courduroux, Monsanto Company
Nancy E. Hamilton, Esq., Monsanto Company